Exhibit 11
                                 FIBERSTARS INC.

                   COMPUTATION OF NET INCOME (LOSS) PER SHARE

                    (in thousands, except per share amounts)
                                   (Unaudited)


                                                             Three Months Ended
                                                             3/31/96    3/31/95
                                                             -------------------
Primary and Fully Diluted:

Weighted average common shares outstanding for the period      3,385     3,253

Weighted average shares from assumed conversion of
     preferred stock                                             --        --

Common equivalent shares pursuant to Staff Accounting
     Bulletin No. 83                                             --        --

Common equivalent shares assuming conversion of stock
     options and warrants under the treasury stock method       121        --
                                                             ------    ------
Shares used in per share calculations                         3,506     3,253
                                                             ======    ======

Net income (loss)                                               $68      ($60)

Net income (loss) per share:                                 $ 0.02    ($ 0.02)


Calculated in accordance with the guidelines of item 601 of Regulation S-B.

Primary and fully diluted calculations are substantially the same.

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